UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

18 April 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Thursday 18 April

Diageo announces appointment to Executive Committee

Diageo has today announced that:

•	Randy Millian, President, Diageo Latin America and Caribbean, will be retiring from the company by 30 June 2014
•	Alberto Gavazzi, Managing Director, Diageo West Latin America and Caribbean (WestLAC), is appointed President, Diageo Latin America and Caribbean with effect from 1 July 2013. Alberto will report to Ivan Menezes, Chief Operating Officer and will replace Randy on the Diageo Executive Committee

From 1 July 2013, Randy will take on a new non-executive role as Chairman, Diageo LAC reporting to Ivan. In this capacity he will ensure a seamless transition across the region by supporting the successful completion of certain key projects. Randy will continue to represent Diageo on the Zacapa Board and the OAS (Organization of American States) Trust Board until his retirement.

Paul S Walsh, Chief Executive of Diageo, said: “Alberto brings a wealth of global and regional experience to his new role. Over the past 19 years he has succeeded in a variety of marketing and general management positions, including General Manager, Brazil; Global Category Director Whisky, Gin and Reserve Brands, and VP Consumer Marketing North America. I believe he will be equally successful in his new role and I congratulate him on his appointment.”

“Randy leaves a strong business for Alberto to build upon. He has led the Diageo LAC business from a time when our brands were almost exclusively represented by distributors across the region, to the present where we have both 14 well-run Diageo business units and some exceptional distributor relationships. Randy and his team have created an enviable position for Diageo in the region and we are now nearly twice the size of our nearest international competitor.”

“It has been a pleasure to work with Randy and I am very grateful to him for his commitment to our brands, values and our people over his long and successful career with Diageo.”

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+ 36 1 580 1022
	Catherine James	+ 44 (0) 20 8978 2272
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 20 8978 4764
	Rowan Pearman	+44 (0) 20 8978 4751
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

Notes to Editors

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

About Diageo Latin America and Caribbean

Diageo has 14 operating companies across the region, rolled up into four market groups and employing almost 3,000 people. In addition to the global brands, key regional brands include Buchanan’s and Old Parr Scotch whiskies; Zacapa, Pampero and Cacique rums; Ypióca, the recently acquired cachaça, Red Stripe, and Navarro Correas wines.

Alberto Gavazzi: Biographical Information

In his current role as Managing Director, Diageo WestLAC, Alberto is responsible for five business units covering Southern and Western Latin America, Central America and the Caribbean. He has been with Diageo for 19 years, having joined Diageo in late 1993 to lead the Diageo Brazil innovation agenda. Alberto was appointed Marketing Director, Diageo Brazil in 1997, becoming VP Consumer Marketing for Diageo North America in 2000 and Brazil General Manager in 2002, with extended responsibilities over the South Cone of Latin America. Prior to his current role as MD Diageo WestLAC, he was Global Marketing Director, Whisky and Gin, responsible for Marketing across all whisky and gins categories, heading up teams that design, develop and implement global, regional and local sales and marketing programmes. In this role, Alberto was also accountable for Diageo's Super Premium Business Unit, the Reserve Brand Group, one of Diageo's fastest growing businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 18 April 2013	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary